UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Appendix 3G (Notification of Issue, Conversion or Payment up of Unquoted Equity Securities) dated July 21, 2023

Exhibit 99.2 Appendix 2A (Application for Quotation of Securities) dated July 21, 2023

Exhibit 99.3 Appendix 3H (Notification of Cessation of Securities) dated July 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr. John Christopher Burns Dr. John Christopher Burns Chief Executive Officer

Date: July 21, 2023